DECHERT LLP

1775 I Street, N.W.

Washington, D.C.  20006

(202) 261-3300

February 18, 2010

The Board of Trustees of The FBR Funds

1001 Nineteenth Street North

Arlington, VA  22209

Ladies and Gentlemen:

We have acted as counsel to The FBR Funds, a Delaware statutory trust (the “Trust”), on behalf of its following separate investment series: the FBR Pegasus Fund, the FBR Pegasus Mid Cap Fund, the FBR Pegasus Small Cap Growth Fund, the FBR Technology Fund, the FBR Balanced Fund and the FBR Core Bond Fund (each a “Fund” and collectively the “Funds”), in connection with the acquisition by each respective Fund of all of the assets and the assumption by each respective Fund of all of the liabilities of, respectively, the AFBA 5Star Large Cap Growth Fund, the AFBA 5Star Mid Cap Value Fund, the AFBA Small Cap Fund, the AFBA 5Star Science and Technology Fund, the AFBA 5Star Balanced Fund and the AFBA 5Star Total Return Bond Fund, each a separate investment series of the AFBA 5Star Funds, a Delaware statutory trust, in exchange for shares of beneficial interest of each of the Funds (the “Reorganization”).  The authorized shares of beneficial interest of each of the Funds intended to be issued in connection with the Reorganization are hereinafter referred to as the “Shares”, and you have requested our legal opinion regarding certain matters with respect to the Shares.

In connection therewith, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of (i) the Declaration of Trust of the Trust as currently in effect; (ii) the By-Laws of the Trust as currently in effect; (iii) the Registration Statement on Form N-14 of the Trust (File No. 333-164052) as filed with the U.S. Securities and Exchange Commission on December 29, 2009, on behalf of the Funds with respect to the Reorganization (the “Registration Statement”); (iv) pertinent provisions of the laws of the State of Delaware; (v) a certificate issued by the Secretary of the State of Delaware dated as of the date hereof with respect to the Trust, and (vi) such other documents as we have deemed relevant for purposes of rendering our opinion.

February 18, 2010

We have accepted, without independent verification, the genuineness of all signatures (whether original or photostatic), the legal capacity of all natural persons at all relevant times and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies and the accuracy of all certificates of public officials.

Based on such examination, we are of the opinion that the Shares to be offered for sale by the Trust with respect to the Funds, when issued in the manner contemplated by the Registration Statement, will be legally issued, fully paid and non-assessable by the Trust.

The foregoing expresses our opinion as to the Delaware statutory trust law governing the authorization and issuance of the Shares, but does not extend to the securities or “Blue Sky” laws of the State of Delaware or to federal securities or other laws.

We are members of the Bar of the District of Columbia and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States of America and the District of Columbia.  We note that we are not licensed to practice law in the State of Delaware, and to the extent that any opinion herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the published statutes and case law of the State of Delaware.

We consent to the use of this opinion as an exhibit to the Registration Statement.

/s/ Dechert LLP